SUSAN D YOUNG

work experience

Susan Young has been the Senior bookkeeper for Pure-Light Technologies for the past 10 years. Prior to that she worked for four years as the bookkeeper for Total Solar Technologies, LLC.

She has a BA degree from Columbia College, Chicago.